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                                                                    EXHIBIT 99.1


AGENDA 1 : ESTABLISHMENT OF FINEX #1 AT POHANG WORKS

POSCO resolved to establish Finex #1 at Pohang Works in order to start commercialization of innovative iron making process as follows:

1.   Investment Subject

     - Main and Auxiliary Facilities for Finex #1 with annual production capacity of 1.5 million tons

2.   Construction Period: August, 2004 ~ December, 2006

3.   Investment Amount: KRW 1,318 Billion


AGENDA 2 : EXTENSION OF COKE PLANT AT POHANG WORKS

POSCO resolved to extend the coke plant at Pohang Works in order to solve the coke shortage caused by the increase of molten iron production as follows:

1.   Construction Period

     -    Oct. 1, 2005 ~ Sept. 30, 2007

2.   Investment Amount : KRW 299.5 Billion


AGENDA 3  : RATIONALIZATION OF SILICON STEEL MILL AT POHANG WORKS

POSCO resolved to invest in the Silicon Steel Rationalization Project in order to increase profitability of high grade silicon steel and prepare for new demand in Chinese market as follows:

1.   Construction Period: May 2005 ~ March 2007

2.   Investment Amount: KRW 299.7 Billion


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AGENDA 4 : THE CAPITAL INCREASE OF POSCO-CHINA
           (to transfer the stake in ZPSS)

POSCO resolved to increase the capital of POSCO-China as below in order to strengthen its role and responsibility for developing new projects in China effectively as follows:

1.   The Amount of Capital Increase : USD111.3 million

     (on the basis of the expected dividend from ZPSS)
     * POSCO-China's Authorized Capital : USD35.0 million --- USD146.3 million

2. Payment : The balance of the yearly required capital after the deduction of dividend from ZPSS will be contributed.

     (The cash payment shall be adjusted if dividend from ZPSS is different from current expectation.)

3. Power of Attorney : The director in charge of China Business shall be entrusted to draw up, sign and deliver the documents related to the approval of government.


AGENDA 5 : ESTABLISHMENT PLAN FOR CONSOLIDATED CORPORATION IN JAPAN

POSCO resolved to restructure business entities in Japan by establishing a new corporation consolidating Tokyo Branch and PIO (POSCO International Osaka) in order to materialize `Global POSCO' strategies as follows:

1.   Create New Corporation

     -    Name : POSCO JAPAN CO., LTD

     - Business Contents : Sale & Import/Export Steel Products, Lease & Manage Real Estate

     -    Registering Capital : JPY4.3Billion

2.   Close Tokyo Branch and POSCO-JAPAN merges PIO

3. Dispose tangible fixed assets of Tokyo Branch as loss (estimation: JPY6.1 Billion)

4. POSCO assigns signing rights on the matters related to the creation of consolidated corporation to the head of Tokyo Branch

     - The amount of registering capital & tangible fixed assets of Tokyo Branch is subject to change after the final evaluation

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AGENDA 6 : SHARE BUYBACK AND CANCELLATION

POSCO resolved to buyback and cancel shares in accordance with Article 189 of the Securities and Exchange Act and Article 57 of Articles of Incorporation of the Company as follows:

1.   Purpose : To stabilize share price and enhance shareholders' value

2.   Types and number of shares for buyback and cancellation:
     common stock 1,779,320 shares (2% of outstanding shares)

3.   Total value of shares to be acquired : approximately KRW 285 Billion

4.   Period to acquire shares : within 3 months from 2004.7.27

5.   Method: Direct purchase of POSCO's outstanding shares

6.   Source : Retained cash

7. Related matters such as report of buyback and cancellation of shares, registration, change of listing and other relevant procedures will be handled by Executive of Finance


AGENDA 7 : REVISION TO ESOP CONTRIBUTION LIMIT & DISPOSAL OF TREASURY STOCKS

POSCO resolved to revise the employee contribution limit in ESOP in order to improve the employees' welfare and disposal of the company's treasury stocks as follows:

1.   Disposal of treasury stocks

-    Type and No. of shares : 1,557,211 shares of common stock
     (1.75% of outstanding shares)

                   Method of disposal                              No. of shares
                   ------------------                              -------------
- Sale to ESOP association (employee purchase + dividend purchase) 796,967 shares
- Donation (from the company)                                      760,244 shares

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AGENDA 8 : FY 2004 INTERIM DIVIDEND PAYOUT

POSCO resolved to pay out interim dividends in accordance with Article 3,
Section 56 of the Articles of Incorporation as follows:

1.   Amount of Interim Dividends per Share : KRW1,500/share

2.   Total Amount of Interim Dividends : KRW 121,062 million
     (Number of Shares eligible for the Interim Dividend: 80,707,945 shares)

3.   Payment Date : Within August 22, 2004


AGENDA 9 : FY 2004 PLAN FOR TRANSACTIONS WITH POSTEEL

POSCO resolved the FY 2004 plan for transactions with POSTEEL in accordance with item 19 of article 191 of the Securities and Exchange Act and its enforcement ordinance, item 24 of article 84 as follows:

1.   Trading Partner : POSTEEL

2.   Transaction : Sales of Steel Products

3.   Terms & Conditions

     -    Price Terms : Same Terms applied as for End-user Customers

     -    Settlement Terms (Credit) : 30~90 days (based on market situation)

4.   Period : Jan. 1, 2004 ~ Dec. 31, 2004

5.   Transaction Amount (Prospect) : KRW 815 billion


AGENDA 10 : CHANGES OF OFFICE LEASE CONTRACT WITH POSCO ENGINEERING &
            CONSTRUCTION CO., LTD.

POSCO resolved to lease POSCO Center with POS Engineering & Construction Co., Ltd. for the partial use of POSCO Center to be altered as follows:

1.   Changes in Lease Contract : July 24, 2004 ~ July 23, 2005

2.   All other Terms and Conditions, Including Rental charge : Remain unchanged

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AGENDA 11 : STOCK OPTION RIGHT

POSCO resolved to grant stock option as prescribed in Article 12 of the Articles of Incorporation in order to enhance company's future management performance as follows:

1.   Date : July 23, 2004

2. Method : Difference between exercise price and market price to be distributed in cash or stocks
     (Distribution method will be decided by the company)

3.   Exercise Price : KRW151,700

4. Exercise Period : After 2 years and within 7 years from the date of the stock option right offered (In case of revision related to the exercise period in the Articles of Incorporation, the revised articles shall be applied )

     -    Exercise Start Date : July 24, 2006

     -    Exercise Expiration Date : July 23, 2011

5. Others : Matters that are not specified in the BOD resolution shall be decided in accordance with relevant laws, the Articles of Incorporation, and through consultation among concerned parties at the time of offered date